Correspondence

China Biopharmaceuticals Holdings, Inc.
No. 859, Pan Xu Road
Suzhou, Jiangsu Province
China, 215000

Tel: (86) 512 6855 0568

December 31 , 2007

VIA EDGAR

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:      China Biopharmaceuticals Holdings, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

File No. 000-09987

Dear Ms. Robertson:

On behalf of CHINA BIOPHARMACEUTICALS HOLDINGS, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 29, 2007 (the “Comment Letter”) with respect to the Company’s response to your June 29, 2007 letter filed on September 14, 2007.

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Item 3. Legal Proceedings. Page 21

1.

We read your response to comment one. Tell us what due diligence was performed at the time of the Enshi acquisition, why these “revenue problems” were not identified at that time and the dollar amount of the adjustment you made to Enshi’s revenues.

In order to get assurance that the various representations made by the former shareholder of Enshi in relation to Enshi were true and correct and in particular the financial information disclosed by the former shareholder of Enshi regarding Enshi, the Company engaged Moore Stephens to audit the financial statements provided by the former shareholder of Enshi and his management team. As part of Moore Stephen’s audit procedures, they obtained a management representation letter from the former shareholder of Enshi confirming the accuracy and completeness of the financial records provided to Moore Stephens by the former shareholder of Enshi and his management team regarding Enshi.

In addition to financial due diligence, industrial due diligence was also conducted by Blue Peak which is a local consulting firm.  Legal due diligence was also conducted by various law firms including Collin Ng & Partners, Grandall Legal Group on behalf of the former shareholder of Enshi and Rajah & Tann, Paul, Hastings, Janofsky & Walker, Beijing Kangda (Shenyang office) representing the purchasers' interests, among them.

As part of our own due diligence and that of RimAsia, we conducted individual interviews of the former shareholder of Enshi and his management staff in approximately March or April, 2006.   We interviewed the Chief Financial Officer of Enshi, the Financial Manager of Enshi, the Vice General Manager of Enshi, the Sales Manager of Enshi.

The former shareholder of Enshi inflated the account receivable, sales, profit and other related accounts of Enshi for 2-3 years.  The fraudulent account made by the former shareholder of Enshi was well planned and the former shareholder of Enshi made fake sales receipts, bank statement and tax payments receipts and etc.  Therefore, although various of due diligence including financial DD, legal DD and industry DD were conducted and performed, the problems still were not identified.

Item 6. Management ’ s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operation — Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 24

2.

We read your response to comment two. Item 303 of Regulation S-B requires that you disclose the causes for any material changes from period to period in one or more line items of the financial statements. Therefore, please include the explanation for the variance in minority interest in the amended 2006 10-KSB .

We will include the explanation for the variance in minority interest in the amended 2006 10-KSB as follows:

The minority interest for the year ended December 31, 2006 increased $547,319, or 91.5%, compared to the same period of 2005, was due to the acquisition of Erye, the 51% owned subsidiary, in June 2005. The company acquired Erye in the middle of June 2005, therefore the company only consolidated approximately half year operation results of Erye in its financial statement in 2005. In 2006, the company consolidated the whole year operation result of Erye in its financial statement. Also, Erye’s net profit in 2006 was much larger than Erye’s net profit in 2005.

Financial Statements -December 31, 2006

Consolidated Statements of Cash Flows , page F- 5

3.

Refer to your response to comment four. You state that all of these balances were moved in the statement of cash flows, yet the Statement of Cash Flows presented in your June 30, 2007 Form 10-QSB still includes “ other receivables-related parties ” as an operating activity. Please revise the June 30, 2007 10-QSB to include this as an investing activity.

We have revised our statement of cash flows to include “Other receivables – related parties” as investing activities for the September 30, 2007 Form 10QSB. We will revise the June 30, 2007 Form 10QSB to include this account in investing activity.

Note 15-Business Combinations, page F-24
Erye Acquisition, page F-24

4.

We read your response to comment six. It still appears as though your reevaluation of the common shares was a correction of an error since it is what you should have done at the time of the acquisition. Therefore, please revise your disclosure to explain that this was a correction of an error. In addition, your proposed disclosure does not name the Chinese CPA firm that provided the independent appraisal report. Please include the name of the firm in the amended 2006 10-KSB.

The name of the Chinese CPA firm is Jiangsu Gong-Zheng Accounting Company. We will revise our disclosure as follows:

In determining the cost of the acquired equity, we considered all aspect of the acquisition and weighed the consideration we paid and the assets we received. Since we have an independent appraisal report from a Chinese CPA firm, Jiangsu Gong-Zheng Accounting Company, in which Erye’s assets and liabilities were evaluated based on the market condition and Erye’s business, and according to our management’s understanding and judgment about Erye’s assets and liabilities, we believe that the net fair value of assets acquired and debt assumed was more readily determinable and evident. In preparing financial statements for the year ended December 31, 2005, the Company’s management reevaluated the stock price used for the acquisition, in light of the lack of active trading and the absence of a market-determined price for the stock at the time of the acquisition. Under guidance of FASB 141, the Company opted to use the acquiree’s net fair value as the best, verifiable estimate of purchase consideration. In order to correct the error in the valuation, the value of the stock issued and the cash consideration transferred were adjusted to be equivalent to the net fair value of the acquired target, resulting in an offsetting write-down of both goodwill and paid in capital during the fourth quarter of 2005. There was no income statement effect from this change in valuation.

Enshi Acquisition, page F-25

5. We read your response to comment seven. Since you have confirmed that the information related to the receivables was not obtained during the independent appraisal, we believe that it was not appropriate to treat this as a re-allocation of the purchase price. Therefore, revise your financial statements to reflect this as a write off of receivables rather than a re-allocation of the purchase price.

We have revised our disclosure for the September 30, 2007 Form 10QSB as follows and we will revise the financial statements and footnote disclosure for the December 31, 2006 Form 10KSB as well.

In March 2007, management determined that approximately $2.6 million of trade receivables purchased were non-existent and therefore had no fair value on the date of acquisition. Accordingly, $2.6 million of the purchase price originally allocated to receivables was re-allocated to buildings and land use rights on the financial statements as of and for the year ended December 31, 2006. Subsequently, the Company has determined that under SFAS 141, Business Combinations, the subsequent discovery of the non-existent accounts receivable should not have resulted in a reallocation of the purchase price. Therefore the Company is restating the consolidated financial statements as of and for the year ended December 31, 2006 to appropriately reflect these adjustments, reducing the carrying value of acquired assets and recording $2.6 million in bad debt expense.

Accordingly, assets acquired and debts assumed as of the acquisition date are listed below:

Item	Allocated Fair Value

Current assets	$6,840,881
Property, plant, and equipment	7,188,912
Intangible assets	5,253,973

Total assets	19,283,766

Total liabilities	4,593,766

Net assets	$14,690,000

Discontinued Operation- Suzhou Hengyi, page F-26

6. We read your response to comment nine. In your amendment, please include the original amounts as well as the restated amounts. Also include an explanation for the miscalculation

We will include the following disclosure in our amendments to the 2006 10KSB:

In our Form 10-QSB for September 30, 2006, the above stated loss on discontinued operation was miscalculated as a gain of $96,869 due to incorrect calculation on investment in subsidiary and minority interest and operating results of the discontinued operation, Suzhou Hengyi. After the restatement, the unaudited net income for the period ended September 30, 2006 is presented as following:

	Three months ended September 30, 2006	Three months ended September 30, 2006	Nine months ended September 30, 2006	Nine months ended September 30, 2006
	Unaudited	Unaudited	Unaudited	Unaudited
	Previously reported	Restated	Previously reported	Restated
INCOME FROM CONTINUING OPERATIONS	$979,601	$485,239	$2,004,093	$1,080,832

INCOME (LOSS) ON OPERATIONS OF DISCONTINUED
Income (loss) from discontinued operations, net of tax effect	146,771	—	146,771	(11,001)
Loss on disposal of discontinued operation, net of tax effect	—	(595,439)	—	(595,439)
Income tax expense	49,902	—	49,902	—

Net Income (Loss) on Discontinued Operation	96,869	(595,439)	96,869	(606,440)

NET INCOME (LOSS)	1,076,470	(110,200)	2,100,962	474,392

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	151,701	(145,322)	670,805	366,813

COMPREHENSIVE INCOME (LOSS)	$1,228,171	$(255,522)	$2,771,767	$841,205

INCOME PER SHARE OF COMMON STOCK

BASIC
CONTINUING OPERATIONS	$0.03	$0.01	$0.06	$0.03

DISCONTINUED OPERATIONS	—	(0.02)	—	(0.02)

TOTAL	$0.03	$(0.00)	$0.06	$0.01

DILUTED
CONTINUING OPERATIONS	$0.03	$0.01	$0.06	$0.03

DISCONTINUED OPERATIONS	—	(0.02)	—	(0.02)

TOTAL	$0.03	$(0.00)	$0.06	$0.01

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 8610-8525-1616 or Howard H. Jiang at Baker & McKenzie LLP, the Company’s outside legal counsel, at (212) 891-3982 (email: Howard.Jiang@Bakernet.com; fax: 212-310-1682)

Very truly yours,

/s/ Chris Mao Peng
Chief Executive Officer